UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 000-21091

FIBERTOWER CORPORATION

(Exact name of registrant as specified in its charter)

P.O. Box 31564

San Francisco, CA 94131

(415) 659-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.001 per share

Warrants to purchase Common Stock

Rights to Purchase Common Stock

Units consisting of one or more shares of Common Stock
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None1

Pursuant to the requirements of the Securities Exchange Act of 1934, FiberTower Corporation. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2014	By:	/s/ Thomas A. Scott
Name: Thomas A. Scott
Title: President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

1 On January 27, 2014, the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division entered an order confirming the Fourth Amended Joint Chapter 11 Plan (the “Plan”) filed by FiberTower Network Services Corp., et. al. Upon effectiveness of the Plan on March 31, 2014, all previously issued equity securities of FiberTower Corporation, including the securities listed in this Form 15, were cancelled and extinguished.